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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~0-19982~~ 8-43548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

GFI Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Shields (212) 968-4122
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

GFI SECURITIES LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3)*

AFFIRMATION

I, William Shields, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GFI Securities, LLC for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] February 23, 2004
Signature Date

Chief Operating Officer
Title

[signature]
Notary Public

MARIBETH E. SNELL
Notary Public, State of New York
No. 01SN6044197
Qualified in New York County
Commission Expires July 03, 2006

GFI SECURITIES LLC
(SEC I.D. No. 0-19982)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)3
under the Security Exchange Act
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
GFI Securities LLC

We have audited the accompanying statement of financial condition of GFI Securities LLC (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of GFI Securities LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2004

GFI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$28,240,088
DEPOSIT AT CLEARING ORGANIZATION	250,000
ACCRUED COMMISSIONS AND RECEIVABLES FROM BROKERS, DEALERS AND CUSTOMERS	4,905,708
RECEIVABLES FROM AFFILIATES	9,307,492
SOFTWARE AND COMPUTER EQUIPMENT - Net of accumulated depreciation and amortization of $(76,813)	37,140
OTHER ASSETS	1,088,586
TOTAL ASSETS	$43,829,014

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES:	
Accrued compensation	$10,738,522
Accounts payable and accrued expenses	1,119,513
Total liabilities	11,858,035
MEMBER'S INTEREST	31,970,979
TOTAL LIABILITIES AND MEMBER'S INTEREST	$43,829,014

See notes to statement of financial condition.

GFI SECURITIES LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. ORGANIZATION

The statement of financial condition includes the accounts of GFI Securities LLC, a New York Limited Liability Company (the "Company"). The Company is an indirect, wholly-owned subsidiary of GFI Group Inc. (the "Parent"), a Delaware Corporation. GFI Group Inc. is a majority-owned subsidiary of Jersey Partners Inc. ("JPI"), a New York S Corporation.

On November 30, 2003, GFI Securities LLC (SLLC) merged with an affiliate, Inter-Dealer Brokers LLC (IDB). The Company is the surviving entity of the merger. Pursuant to the merger, SLLC assumed the assets and liabilities of IDB. The impact of the merger was an increase in assets and liabilities of SLLC by $2,257,636 and $1,243,619, respectively. The statement of financial condition gives retroactive effect to the merger as a combination of entities under common control in a transaction accounted for in a manner similar to a pooling of interests.

The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. ("NASD"), an introducing broker with the National Futures Association and the Commodity Futures Trading Commission. The Company provides brokerage services for securities and equity and over-the-counter ("OTC") derivative contracts to broker-dealers and other financial institutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingencies in the financial statements. Management believes that the estimates utilized in the preparation of the financial statement are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less.

Deposit at Clearing Organization - The Company maintains a cash deposit at the clearing organization that performs clearing and custodial functions for the company.

Software and Computer Equipment - Software and computer equipment are stated at cost, less accumulated amortization and depreciation. Amortization and depreciation are calculated using the straight-line method over the useful life of the asset, which is generally not exceeding three years.

Brokerage Transactions - Brokerage transactions and the related revenues and expenses are recorded on a trade date basis.

Recent Accounting Pronouncements - On July 30, 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 146 ("SFAS 146") *Accounting for*

Costs Associated with Exit or Disposal Activities, which supersedes prior accounting guidance, Emerging Issues Task Force Issue No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."* SFAS No. 146 prescribes new guidelines for recognition of costs associated with exit or disposal activities. The Company adopted the provisions as required with no impact on the statement of financial condition.

On November 25, 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45") *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."* FIN 45 identifies characteristics of certain guarantee contracts and requires that a liability be recognized at fair value at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. However, the disclosure requirements in FIN 45 were effective for financial statements of interim or annual periods ending December 15, 2002. See note 7 for additional information related to guarantees.

In December 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 148, *"Accounting for Stock-Based Compensation - Transition and Disclosure"*, which amended SFAS No. 123, *"Accounting for Stock-Based Compensation"*. SFAS No. 148 provides three alternative methods for a voluntary change to fair value accounting for stock-based compensation as permitted under SFAS No. 123. The Parent elected to adopt fair value accounting for stock based compensation in fiscal year 2003 using the prospective method provided by SFAS No. 148. As a result, commencing with options granted after December 31, 2002, the Parent expenses the fair value of stock options granted to employees over the related vesting period. The Company adopted the provisions without material impact to the statement of financial condition.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"*. SFAS No. 150 establishes standards for classifying and measuring certain financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the provisions as required in fiscal year 2003 with no impact on the statement of financial condition.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities, and Interpretation of Accounting Research Bulletin No. 51* ("FIN 46R"), which replaces FASB Interpretation No. 46. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company does not believe that it has an interest in an entity that is subject to this Interpretation, therefore, the adoption of FIN 46R is not expected to have a material effect on the Company's statement of financial condition.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments are carried at fair value or amounts which approximate fair value.

4. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state and local levels.

5. ACCRUED COMMISSIONS AND RECEIVABLES FROM BROKERS, DEALERS AND CUSTOMERS

Accrued commissions receivable represent amounts due from brokers, dealers, banks, and other financial institutions for the execution of various brokerage transactions. These transactions include credit derivatives, foreign government securities repurchase and reverse repurchase agreements, asset-backed securities, equity derivative, ADR's, corporate equities, mortgage related products, preferred shares, and OTC U.S. Treasury and foreign government securities options and swaptions. Receivables from brokers and dealers represent the net settled transactions maintained at the Company's clearing broker.

	December 31, 2003
Accrued commissions	$3,304,926
Receivables from brokers and dealers	1,600,782
Total	$4,905,708

6. FACTORING FEES

Pursuant to factoring agreements dated April 1, 2002 and November 30, 2003, the Company sells certain receivables from brokers, dealers and customers to an affiliate on a non-recourse basis.

7. COMMITMENTS AND CONTINGENCIES

Litigation - In the normal course of business, the Company has been named as defendant in various lawsuits and proceedings and has been involved in regulatory examinations. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such matters will not have a material adverse effect on the financial condition of the Company, but may be material to the Company's operating results for any particular period, depending upon the level of the Company's income for such period.

Risks and Uncertainties - The Company generates its revenues by executing transactions with counterparties. Revenues for these services are transaction based. As a result, the Company's revenues could vary based upon the transaction volume of financial markets.

Guarantees - The Company is a member of the ISE and the Mortgage Backed Securities Clearing Corporation. Under the membership agreements, members are generally required to guarantee certain obligations. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members may be required to meet shortfalls. To mitigate these performance risks, exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Brokerage Activities - In the role as a securities inter-dealer broker, the Company is interposed between buyers and sellers ("Counterparties"). Brokerage transactions facilitated by the Company are settled primarily between the Counterparties on a give-up basis, while other products are on a matched principal basis. Asset backed and mortgage related products are settled in accordance with arrangements with the clearing organization. Also, certain equity products are cleared through an affiliate. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices which may result in a loss to the Company. The Company does not anticipate nonperformance by Counterparties. The Company monitors its credit risk daily and has a policy of reviewing regularly the credit standing of Counterparties with which it conducts business.

9. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer with the Securities and Exchange Commission and the NASD and is an introducing broker with the National Futures Association and the Commodity Futures Trading Commission and, accordingly, is subject to the Net Capital rules under the Securities Exchange Act of 1934, the Commodity Exchange Act and the NASD. Under these rules, the Company is required to maintain minimum Net Capital of not less than the greater of $250,000 or 2% of aggregate debits, as defined. At December 31, 2003, the Company's Net Capital was $17,403,979 which exceeded the minimum requirement by $17,153,979.

10. RELATED PARTY TRANSACTIONS

At December 31, 2003, the net balance receivable from affiliates of $9,307,492 related primarily to lending of cash to an affiliate and a receivable related to clearing operations performed by an affiliate, net of payables related to administrative and overhead expenses.

11. EMPLOYEE BENEFITS

Certain employees participate in the Parent's stock compensation plan. This plan provides for grants of stock options to purchase the common stock of the Parent. The costs associated with these stock options are allocated to the Company as expensed by the Parent.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2004

GFI Securities LLC
100 Wall Street
New York, New York 10005

In planning and performing our audit of the financial statements of GFI Securities LLC (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 23, 2004), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, as the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, nor does the Company carry customers' regulated commodity futures, foreign futures or foreign option accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP